CONVERTIBLE NOTE

*NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THIS NOTE AND SUCH SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THIS NOTE AND ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.*

UNITY ORGANICS, LLC

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] Made as of [EFFECTIVE DATE]

Subject to the terms and conditions of this Note, for value received, UNITY ORGANICS, LLC, a Delaware limited liability company (***"Borrower"***), with principal offices at 191 Manchester Avenue, Nashville, TN 37206, hereby promises to pay to [ENTITY NAME]____ or its registered assigns (***"Holder"***), the principal sum of $[AMOUNT]________, or such lesser amount as shall then equal the outstanding principal amount hereunder, together with all interest accrued on unpaid principal at the Applicable Rate (as defined below). Interest shall begin to accrue on the date of this Note and shall continue to accrue on the outstanding principal until the entire Balance is paid (or converted, as provided in Article VI hereof), and shall be computed based on the actual number of days elapsed and on a year of three hundred sixty-five (365) days.

The following is a statement of the rights of Holder and the terms and conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

Article I. DEFINITIONS.

The following definitions shall apply for all purposes of this Note:

"Affiliate" has the meaning ascribed to it in Rule 144.

"Applicable Rate" means a rate equal to the lower of: (a) the Highest Lawful Rate and (b) Three Percent (3.0%) per annum.

"Balance" means, at the applicable time, the sum of the Principal Balance, all then accrued but unpaid interest and all other amounts (including fees and expenses) then accrued but unpaid under this Note.

"Borrower" shall include, in addition to Borrower identified in the opening paragraph of this Note, any person or entity which succeeds to Borrower's obligations under this Note, whether by permitted assignment, by merger or consolidation, operation of law or otherwise.

"Business Day" means a weekday on which banks are open for general banking business in San Francisco, California.

"Member" means a Person who otherwise acquires Member Units, as permitted under the Borrower's LLC Agreement, and who remains a Member.

"Member Unit" means the equity interest issued or to be issued by the Borrower which represent a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

"Conversion Price" means an amount equal to the lower of (i) the product obtained by multiplying (A) Eighty Percent (80%) (representing a discount rate of 20%) by (B) the lowest per-unit selling price at which units of Conversion Unit are or have been issued in the Next Financing as of the date of the conversion of this Note into such Conversion Unit and (ii) the quotient obtained by dividing (A) Nine Million Dollars ($9,000,000.00) by (B) the number of units of Member Unit of Borrower outstanding immediately prior to the Next Financing Closing ( ).

"Conversion Unit" means the class or series of Borrower's capital units that is sold by Borrower in the Next Financing. The term ***"Conversion Unit"*** shall include the unit and other securities and property that are receivable or issuable upon such conversion of this Note in accordance with its terms.

"Economic Interest" means a Person's right to unit in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Borrower, but does not include any other rights of a Member, including the right to vote or to participate in management.

"Event of Default" has the meaning set forth in Article V hereof.

"Financing Document" means each of this Note, the other Notes, and any document entered into, executed or delivered under or in connection with, or for the purpose of amending, any of such documents.

"Highest Lawful Rate" means the maximum non-usurious rate of interest, as in effect from time to time, which may be charged, contracted for, reserved, received or collected by Holder in connection with this Note under applicable law.

"Initial Offering" means Borrower's first firm commitment underwritten public offering of its Member Unit under the Act.

"Lost Note Documentation" means documentation satisfactory to Borrower with regard to a lost or stolen Note, including, if required by Borrower, an affidavit of lost note and an indemnification agreement by Holder in favor of Borrower with respect to such lost or stolen Note.

"LLC Agreement" means Borrower's Second Amended and Restated Limited Liability Company Agreement, dated November 5, 2020.

"Maturity Date" means twelve (12) months from the issue date of this Note.

"Next Financing" means Borrower's next sale of its Member Units in a single transaction or in a series of related transactions in each case occurring on or before the Maturity Date, for an aggregate gross purchase price paid to Borrower of no less than Two Million Dollars ($2,000,000).

"Next Financing Closing" means the initial closing of the Next Financing.

"Note" means this Convertible Promissory Note.

"Notes" means a series of convertible promissory notes before, on, or after the date hereof issued by Borrower, of which this Note is one, each such note containing substantially identical terms and conditions as this Note.

"Person" means any individual, partnership, corporation, trust, estate, cooperative association, government or governmental subdivision or agency or other entity.

"Principal Balance" means, at the applicable time, all then outstanding principal of this Note.

"Rule 144" has the meaning set forth in Section 10.7 hereof.

Article II. PAYMENT AT MATURITY DATE; INTEREST

II.1. Payment at Maturity Date. If this Note has not been previously converted (as provided in Article VI hereof), then the Balance shall be due and payable in full upon the written demand of the Holder at any time on or after the Maturity Date. Payment on this Note shall be made, at the election of Borrower, at the chief executive offices of Borrower or by mail to the address of Holder of this Note in lawful money of the United States.

II.2. Interest. Anything herein to the contrary notwithstanding, if during any period for which interest is computed hereunder, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments which are treated as interest under applicable law, as provided for herein or in any other document executed in connection herewith, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate, then Borrower shall not be obligated to pay, and Holder shall not be entitled to charge, collect, receive, reserve or take, interest in excess of the Highest Lawful Rate, and during any such period the interest payable hereunder shall be computed on the basis of the Highest Lawful Rate.

Article III. NO PREPAYMENT.

Except with regard to conversion of this Note under Article VI hereof   Borrower may not pay any portion of the Balance before it becomes due.

Article IV. NOTE PARI PASSU; APPLICATION OF PAYMENTS.

Each of the Notes shall rank equally without preference or priority of any kind over one another, and all payments and recoveries under any other Financing Document payable on account of principal and interest on the Notes shall be paid and applied ratably and proportionately on the Balances of all outstanding Notes on the basis of their original principal amount. Subject to Article VI hereof and the foregoing provisions of this Article IV, all payments will be applied first to the repayment of accrued fees and expenses under this Note, then to accrued interest until all then outstanding accrued interest has been paid in full, and then to the repayment of principal until all

principal has been paid in full. After all applications of such payments have been made as provided in this Article IV, then the remaining amount of such payments that are in excess of the aggregate Balance of all outstanding Notes shall be returned to Borrower.

Article V. EVENTS OF DEFAULT.

Each of the following events shall constitute an ***"Event of Default"*** hereunder:

V.1. Borrower fails to make any payment when due under this Note on the applicable due date;

V.2. A receiver is appointed for any material part of Borrower's property, Borrower makes a general assignment for the benefit of creditors, or Borrower becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation;

V.3. Borrower breaches any material obligation, or materially breaches any representation or warranty, to Holder under this Note or under any other Financing Document and does not cure such breach within 20 days after written notice thereof has been given by or on behalf of Holder to Borrower; or

V.4. Borrower's board of directors or unitholders adopt a resolution for the liquidation, dissolution or winding up of Borrower.

Upon the occurrence of any Event of Default, all accrued but unpaid expenses, accrued but unpaid interest, all principal and any other amounts outstanding under this Note shall (i) in the case of any Event of Default under Section 5.2, become immediately due and payable in full without further notice or demand by Holder and (ii) in the case of any Event of Default other than under Section 5.2, become immediately due and payable upon written notice by or on behalf of the affected Holder(s) to Borrower . .

Article VI. CONVERSION.

VI.1. Conversion in Next Financing. If Borrower has not paid the entire Balance before the Next Financing Closing, then, at the Next Financing Closing, the entire Balance then outstanding shall automatically be cancelled and converted into that number of units of Conversion Unit obtained by dividing (a) the entire Balance by (b) the Conversion Price then in effect, rounded down to the nearest whole number (the ***"Total Number of Units"***); provided, however, that the Total Number of Units shall consist of (i) that number of units of Member Unit issued in the Next Financing obtained by dividing (A) the entire Balance by (B) the Next Financing Price (the ***"Number of Member Units"***) and (ii) that number of units of Member Unit equal to the Total Number of Units minus the Number of Member Unit. Such conversion shall be deemed to occur under this Section 6.1 as of immediately prior to the Next Financing Closing, without regard to whether Holder has then delivered to Borrower this Note (or the Lost Note Documentation where applicable) or executed any other documents including, if applicable, the investors' rights, co-sale, voting or other agreements, required to be executed by the investors purchasing the Conversion Unit in the Next Financing.

VI.2. Termination of Rights. Except for the right to obtain certificates representing the Conversion Unit under Article VII hereof, all rights with respect to this Note shall terminate upon the effective conversion of the entire Balance of the Note as provided in Article VI hereof. Notwithstanding the foregoing, Holder agrees to surrender this Note to Borrower (or Lost Note Documentation where applicable) as soon as practicable after conversion. In any event, Holder shall not be entitled to receive any unit certificates representing the units of Conversion Unit issuable upon conversion of this Note unless and until Holder has surrendered the original of this Note (or Lost Note Documentation where applicable) and entered into any agreements contemplated by Section 6.1 hereof.

Article VII. CERTIFICATES; NO FRACTIONAL UNITS.

Subject to Article VI hereof, as soon as practicable after conversion of this Note pursuant to Article VI hereof Borrower at its expense will register such units of Conversion Unit in the name of the respective Holder and will cause to be issued in the name of Holder and to be delivered to Holder, a certificate or certificates for the number of units of Conversion Unit to which Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of Borrower), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note. No fractional units shall be issued upon conversion of this Note. If upon any conversion of this Note (and after aggregating the amounts of all other Notes held by the same Holder which are converted at the same time as this Note), a fraction of a unit would otherwise be issued, then in lieu of such fractional unit, Borrower shall pay to Holder an amount in cash equal to such fraction of a unit multiplied by the applicable Conversion Price.

Article VIII. PROVISIONS RELATING TO UNITHOLDERS RIGHTS.

VIII.1. Rights as Investor. Upon conversion pursuant to Article VI hereof and as a condition precedent to receiving Holder's unit certificate(s), Holder shall enter into and deliver to Borrower all documents to be executed by investors in the Next Financing with respect to the issuance of the Conversion Unit, thereby agreeing to be bound by all obligations and receive all rights thereunder.

VIII.2. No Voting or Other Rights. This Note does not entitle Holder to any voting rights or other rights as a unitholder of Borrower, unless and until (and only to the extent that) this Note is actually converted into units of Borrower's capital unit in accordance with its terms. In the absence of conversion of this Note into Conversion Unit, no provisions of this Note, and no enumeration herein of the rights or privileges of Holder, shall cause Holder to be a unitholder of Borrower for any purpose.

Article IX. REPRESENTATIONS AND WARRANTIES OF BORROWER.

Borrower hereby represents and warrants to Holder that the statements in the following paragraphs of this Article IX are all true and complete as of the date hereof.

IX.1. Organization, Good Standing and Qualification. Borrower has been duly incorporated and organized, and is validly existing in good standing, under the laws of the State of

Delaware. Borrower has the corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted.

IX.2. Due Authorization. All corporate action on the part of Borrower's management and unitholders necessary for the authorization, execution, delivery of, and the performance of all obligations of Borrower under this Note has been taken prior to the date hereof, other than the authorization of the capital unit to be issued in a Next Financing. This Note constitutes a valid and legally binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

IX.3. Corporate Power. Borrower has the corporate power and authority to issue, execute and deliver this Note and to carry out and perform all its obligations under this Note.

Article X. REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF HOLDER.

Holder hereby represents and warrants to, and agrees with Borrower as follows:

X.1. Authorization. This Note constitutes Holder's valid and legally binding obligations, enforceable against Holder in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Holder represents and warrants to Borrower that Holder has full power and authority to enter into this Note.

X.2. Purchase for Own Account. This Note, the Conversion Unit, and Borrower's Member Units issuable upon conversion of such Conversion Unit (collectively, the ***"Securities"***) are being and will be acquired for investment for Holder's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Act, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same.

X.3. No Solicitation. At no time was Holder presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Securities.

X.4. Disclosure of Information. Holder has received or has had full access to all the information Holder considers necessary or appropriate to make an informed investment decision with respect to the Securities. Holder further has had an opportunity to ask questions and receive answers from Borrower regarding the terms and conditions of the offering of the Securities and to obtain additional information (to the extent Borrower possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by Borrower in Article IX hereof.

X.5. Investment Experience. Holder understands that the purchase of the Securities involves substantial risk. Holder (i) has experience as a Holder in securities of companies in the development stage and acknowledges that Holder is able to fend for itself, can bear the

economic risk of Holder's investment in the Securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of this investment in the Securities and protecting Holder's own interests in connection with this investment in the Securities or (ii) has a preexisting personal or business relationship with Borrower and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons. Holder acknowledges that any investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

X.6. Investor Status. Holder is familiar with the definition of, and qualifies as, an "investor" within the meaning of Regulation CF promulgated under the Act.

X.7. Restricted Securities. Holder understands that the Securities are characterized as "restricted securities" under the Act and Rule 144 promulgated thereunder (***"Rule 144"***) since they are being acquired from Borrower in a transaction not involving a public offering, and that under the Act and applicable regulations thereunder the Securities may be resold without registration under the Act only in certain limited circumstances. Holder further understands that Borrower is under no obligation to register the Securities, and Borrower has no present plans to do so. Furthermore, Holder is familiar with Rule 144, as presently in effect, and understands the limitations imposed thereby and by the Act on resale of the Securities without such registration. Holder understands that, whether or not the Securities may be resold in the future without registration under the Act, no public market now exists for any of the Securities and that it is uncertain whether a public market will ever exist for the Securities.

X.8. Further Limitations on Disposition. Without in any way limiting the representations set forth above, Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such effective registration statement; or

(b) (i) Holder shall have notified Borrower of the proposed disposition and shall have furnished Borrower with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by Borrower, Holder shall have furnished Borrower with an opinion of counsel, reasonably satisfactory to Borrower that such disposition will not require registration of such units under the Act. It is agreed that Borrower will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by a Holder that is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date hereof, or to the estate of any such partner or retired partner or the transfer by gift, will or intestate succession of any partner to his or her spouse or to the siblings, lineal descendants or ancestors of such partner or his or her spouse,

if the transferee agrees in writing to be subject to the terms hereof to the same extent as if he or she were the original Holder hereunder.

X.9. Legends. Holder understands and agrees that the certificates evidencing the Securities will bear a legend substantially similar to that set forth below in addition to any other legend that may be required by applicable law, Borrower's LLC Agreement, Section 10.10 hereof or any other agreement between Borrower and Holder:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO BORROWER THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

Article XI. GENERAL PROVISIONS.

XI.1. Waivers. Borrower and all endorsers of this Note hereby waive notice, presentment, protest and notice of dishonor.

XI.2. Attorneys' Fees. If any party is required to engage the services of an attorney for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs in enforcing this Note, including attorneys' fees.

XI.3. Transfer. Neither this Note nor any of the rights or obligations of Holder hereunder may be assigned, conveyed or transferred, in whole or in part, without Borrower's prior written consent, which Borrower may withhold in its sole and absolute discretion; *provided, however*, that this Note may be assigned, conveyed or transferred without the prior written consent of Borrower to any Affiliate of Holder who: (a) executes and delivers an acknowledgement that such transferee agrees to be subject to, and bound by, all the terms and conditions of this Note, (b) makes the representations and warranties to Borrower that are set forth in Article X hereof and (c) (if requested by Borrower) delivers to Borrower an opinion of legal counsel, reasonably satisfactory to Borrower, that such transfer complies with state and federal securities laws. Neither this Note nor any of the rights or obligations of Borrower hereunder may be assigned, by operation of law or otherwise, in whole or in part, by Borrower without the prior written consent of Holder. Subject to the foregoing, the rights and obligations of Borrower and Holder under this Note and the other Financing Documents shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

XI.4. Governing Law. This Note shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within the State of Delaware, without reference to principles of conflict of laws or choice of laws.

XI.5. Headings. The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note. All references in this Note to "Sections" shall, unless otherwise provided, refer to sections hereof.

XI.6. Notices. All notices required or permitted to be given to a party pursuant to this Note will be in writing and will be effective and deemed to provide such party sufficient notice under this Note on the earliest of the following: (i) at the time of personal delivery; (ii) one (1) Business Day after deposit with an express overnight courier for United States deliveries; or (iii) three (3) Business Days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by express courier. All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address indicated for such party on the signature page hereto or, in the case of Borrower, at 191 Manchester Avenue, Nashville, TN 37206, Attention: Chief Executive Officer, or at such other address as any party or Borrower may designate by giving ten (10) days' advance written notice to all other parties.

XI.7. Amendments and Waivers. This Note and all other Notes may be amended, and any provisions under this Note and all other Notes may be waived, by the written consent of the Holder and Borrower. Notwithstanding the foregoing, this Note and all other Notes may not be amended and the observance of any term of this Note and all other Notes may not be waived, with respect to any Holder without the written consent of such Holder, unless such amendment or waiver, by its express, facial terms, applies to all holders of Notes in the same fashion. Any amendment or waiver effected in accordance with this Section 11.7 shall be binding upon each holder of Notes then outstanding, each future holder of Notes and Borrower. Except as provided above with respect to waivers by Borrower, no waiver or consent with respect to this Note will be binding or effective unless it is set forth in writing and signed by the party against whom such waiver is asserted. No course of dealing between Borrower and Holder will operate as a waiver or modification of any party's rights or obligations under this Note. No delay or failure on the part of either party in exercising any right or remedy under this Note will operate as a waiver of such right or any other right. A waiver given on one occasion will not be construed as a bar to, or as a waiver of, any right or remedy on any future occasion.

XI.8. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Note to the extent they are held to be unenforceable and the remainder of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

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[SIGNATURES FOLLOW NEXT PAGE]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Unity Organics, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited